

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Christopher J. Schaber, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)
Soligenix, Inc.
29 Emmons Drive
Suite C-10
Princeton, NJ

> **Re: Soligenix, Inc.**
> **Form 8-K**
> **Filed August 20, 2010**
> **File No. 000-16929**

Dear Mr. Schaber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant.

1.   Please amend your filing to specify whether, during your past two fiscal years through August 16, 2010, you consulted Eisner LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K. The current disclosure is silent with respect to the year ended December 31, 2008.

2.   Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Amper, Politziner & Mattia, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant